FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tagrisso is the only 1st-line treatment for EGFR-mutated non-small cell lung cancer to deliver a median overall survival of more than three years

30 September 2019 07:00 BST

Tagrisso is the only 1st-line treatment for EGFR-mutated non-small cell lung cancer to deliver a median overall survival of more than three years

28% of patients in the global FLAURA trial were still receiving Tagrisso at three years vs. 9% on either gefitinib or erlotinib

Tagrisso showed a 52% reduction in risk of central nervous system disease progression or death

AstraZeneca today announced overall survival (OS) results from the Phase III FLAURA trial of Tagrisso(osimertinib) in the 1st-line treatment of adult patients with locally advanced or metastatic epidermal growth factor receptor (EGFR)-mutated non-small cell lung cancer (NSCLC).

Results showed a statistically significant and clinically meaningful improvement in OS, a key secondary endpoint for Tagrisso versus gefitinib or erlotinib, both of which were previous standard-of-care (SoC) treatments in this setting (HR 0.799 [95% CI, 0.641-0.997], p=0.0462).

Tagrisso delivered a median OS of 38.6 months versus 31.8 months for the comparator arm. At three years, 28% of patients in the Tagrisso arm and 9% of patients in the comparator arm remained on 1st-line study treatment. Tagrisso also showed a statistically significant and clinically meaningful 52% reduction in the risk of central nervous system (CNS) disease progression, increasing the time patients with CNS metastases lived without CNS disease progression or death (HR 0.48 [95% CI, 0.26-0.86], p=0.014).1

The results were presented at the Presidential Symposium of the ESMO (European Society for Medical Oncology) 2019 Congress in Barcelona, Spain (Abstract #LBA5_PR).

José Baselga, Executive Vice President, Oncology R&D said: "Tagrisso has set a new benchmark in EGFR-mutated non-small cell lung cancer by demonstrating a median overall survival of more than three years. We have not before seen survival benefits of this magnitude in any global Phase III trial with any such therapy. The ground-breaking data reaffirm the benefit of using Tagrisso first and further support its use as the 1st-line standard of care in this setting."

Dr Suresh S. Ramalingam, Principal Investigator of the FLAURA trial from Winship Cancer Institute of Emory University, Atlanta, US, said: "The results of the FLAURA trial provide further evidence to support the role of osimertinib as the preferred 1st-line therapy option for patients with EGFR-mutated non-small cell lung cancer. It is highly noteworthy that 28% of patients are still being treated with 1st-line osimertinib at three years versus 9% on either gefitinib or erlotinib."

Summary of FLAURA results
	Tagrisso (n=279)	EGFR-tyrosine kinase inhibitors (TKI) (gefitinib or erlotinib) (n=277)
Progression-free survival (PFS) (primary endpoint)i
Median in months (95% CI)	18.9 (15.2, 21.4)	10.2 months (9.6, 11.1)
Hazard ratio (95% CI)	0.46 (0.37, 0.57)
p-value	p < 0.0001
OS (secondary endpoint)i
Hazard ratio (95% CI)	0.799 (0.641-0.997)
p-value	p = 0.0462ii
Median in months (95% CI)	38.6 (34.5-41.8)	31.8 (26.6-36.0)
Survival at 12 months (95% CI)	89.1% (84.8-92.2)	82.5% (77.4-86.6)
Survival at 24 months (95% CI)	74.2% (68.6-79.0)	58.9% (52.7-64.6)
Survival at 36 months (95% CI)	53.7% (47.5-59.5)	44.1% (38.0-50.1)
CNS PFS (secondary endpoint)i,1
Hazard ratio (95% CI)	0.48 (0.26-0.86)
p-value	p = 0.014
Median in months (95% CI)	Not reached (16.5-NC)iii	13.9 (8.3-NC)iii
Time to first subsequent therapy or death (TFST) (exploratory endpoint)i
Hazard ratio (95% CI)	0.48 (0.39-0.58)
Number (%) of patients with events	69.5%	87.4%
Median in months (95% CI)	25.5 (22.0, 29.1)	13.7 (12.3, 15.7)
Time to second subsequent therapy or death (TSST) (exploratory endpoint)i
Hazard ratio (95% CI)	0.69 (0.56-0.84)
Number (%) of patients with events	64.5%	73.3%
Median in months (95% CI)	31.1 (28.8, 35.9)	23.4 (20.0, 25.6)
Patients remaining on initial study treatment
12 months	69.5%	47.3%
24 months	42.3%	16.2%
36 months	28.0%	9.4%
I The data cut-off date was 25 June 2019 (OS, TFST, TSST) and 12 June 2017 (PFS, CNS PFS)
ii Criteria for statistical significance at the final analysis of OS was a p-value of less than 0.0495 (determined by O'Brien- Fleming approach)
iii NC=Not Calculable

In the FLAURA trial, the safety and tolerability of Tagrisso was consistent with its established profile. Tagrisso was generally well tolerated, with Grade 3 or higher adverse events (AEs) occurring in 42% of patients taking Tagrisso versus 47% in the comparator arm. The most common AEs in patients treated with Tagrisso were diarrhoea (60%), rash (59%), nail toxicity (39%), dry skin (38%), stomatitis (29%), fatigue (21%) and decreased appetite (20%). Despite almost twice the length of therapy, fewer patients experienced a grade 3 or higher AE (42% vs. 47%) or discontinued due to AEs (15% vs. 18%).

The FLAURA trial met its primary endpoint in July 2017, showing a statistically significant and clinically meaningful improvement in PFS, increasing the time patients lived without disease progression or death from any cause.

Tagrisso is currently approved in 78 countries, including the US, Japan, China and the EU, for 1st-line EGFR-mutated (EGFRm) metastatic NSCLC.

About lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths, more than breast, prostate and colorectal cancers combined.2 Lung cancer is broadly split into NSCLC and small cell lung cancer (SCLC), with 80-85% classified as NSCLC.3Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.4-6 These patients are particularly sensitive to treatment with EGFR-TKIs which block the cell-signalling pathways that drive the growth of tumour cells. Approximately 25% of patients with EGFRm NSCLC have brain metastases at diagnosis, increasing to approximately 40% within two years of diagnosis.7 The presence of brain metastases often reduces median survival to less than eight months.8

About Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI designed to inhibit both EGFR-sensitising and EGFR T790M-resistance mutations, with clinical activity against CNS metastases. Tagrisso40mg and 80mg once-daily oral tablets have now received approval in more than 75 countries, including the US, Japan, China and the EU, for 1st-line EGFRm advanced NSCLC, and in more than 85 countries, including the US, Japan, China and the EU, for 2nd-line use in patients with EGFR T790M mutation-positive advanced NSCLC. Tagrisso is also being developed in the adjuvant setting (ADAURA trial), in the locally-advanced unresectable setting (LAURA), in combination with chemotherapy (FLAURA2) in the metastatic setting, and with potential new medicines to address resistance to EGFR-TKIs (SAVANNAH, ORCHARD).

About FLAURA
The FLAURA trial assessed the efficacy and safety of Tagrisso 80mg orally once daily versus comparator EGFR-TKIs (either gefitinib [250mg orally, once daily] or erlotinib [150mg orally, once daily]) in previously-untreated patients with locally-advanced or metastatic EGFRm NSCLC. The trial was double-blinded and randomised, with 556 patients across 29 countries.

About AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage clinical development for the treatment of different forms of lung cancer spanning several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with our approved medicines Iressa (gefitinib) and Tagrisso, and ongoing Phase III trials ADAURA, LAURA and FLAURA2 as well as the Phase II combination trials SAVANNAH and ORCHARD.4-6

Our extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents approximately three-quarters of all patients with lung cancer.9 Imfinzi (durvalumab), an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON, PEARL, and CASPIAN) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials AEGEAN, PACIFIC-2, ADRIATIC, ADJUVANT BR.31, PACIFIC-4, and PACIFIC-5) both as monotherapy and in combination with tremelimumab and/or chemotherapy.

About AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism (CVRM), and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1. Vansteenkiste J, et al. CNS Response to Osimertinib vs Standard of Care (SoC) EGFR-TKI as First-line Therapy in Patients (pts) with EGFR-TKI Sensitising Mutation (EGFRm)-positive Advanced Non-Small Cell Lung Cancer (NSCLC): Data from the FLAURA Study. Annals of Oncology. 2017:28(10);189 [Accessed September 2019].
2. World Health Organization. International Agency for Research on Cancer. Globocan Worldwide Fact Sheet 2018. Available at http://globocan.iarc.fr/Pages/fact_sheets_population.aspx [Accessed September 2019].
3. LUNGevity Foundation. Types of Lung Cancer. Available at https://www.lungevity.org/about-lung-cancer/lung-cancer-101/types-of-lung-cancer [Accessed September 2019].
4. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol.2013:6;2800-12 [Accessed September 2019].
5. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27 [Accessed September 2019].
6. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89 [Accessed September 2019].
7. Rangachari, et al. Brain Metastases in Patients with EGFR-Mutated or ALK-Rearranged Non-Small-Cell Lung Cancers. Lung Cancer. 2015;88,108-111 [Accessed September 2019].
8. Ali A, et al. Survival of Patients with Non-small-cell Lung Cancer After a Diagnosis of Brain Metastases. Curr Oncol. 2013;20(4):e300-e306 [Accessed September 2019].
9. Pakkala, S, et al. Personalized therapy for lung cancer: striking a moving target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 September 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary